Exhibit 12.1
STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Year ended December 31,
(dollars in thousands)	2008	2009	2010	2011	2012
Ratio of earnings to fixed charges
Earnings:
Income (loss) before income taxes and cumulative effect of change in accounting principle	$10,291	$9,907	$(1,753)	$(18,764)	$(9,415)
Add:
Fixed charges	—	—	—	—	—
Amortization of capitalized interest	—	—	—	—	—
Distributed income of equity investees	—	—	—	—	—
Share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—
Less:			—	—	—
Capitalized interest	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—
Non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—
Total earnings	$10,291	$9,907	$(1,753)	$(18,764)	$(9,415)

Fixed charges:
Total interest expense	$123	$67	$296	$724	$775
Capitalized interest	—	—	—	—	—
Interest factor in rents	—	—	—	—	—
Total fixed charges	$123	$67	$296	$724	$775

Ratio of earnings to fixed charges	83.7x	147.9x	(5.9)x	(25.9)x	(12.1)x